Exhibit 99.1

NESR Announces Appointment of Stefan Angeli as CFO, Reschedules Earnings Conference Call

08 Feb 2022

HOUSTON, TX / ACCESSWIRE / February 8, 2022 / National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ:NESR)(NASDAQ:NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today announced the appointment of Stefan Angeli as Chief Financial Officer of NESR, effective immediately, replacing Chris Boone who is leaving the Company to start another role. To ensure a smooth transition, NESR has rescheduled its earnings conference call which will be announced separately.

Mr. Angeli comes to NESR with more than 35 years of experience in corporate and operational finance, controllership, accounting, tax and mergers & acquisitions across the energy industry and public accounting. Prior to NESR, Mr. Angeli was the Chief Financial Officer for Stratum Reservoir, after having spent 30 years with Schlumberger where he held many diverse roles. In his last assignment with Schlumberger, Mr. Angeli was Group Controller for Integrated Project Management reporting to the Chief Financial Officer. Prior to that, Mr. Angeli was the controller for the Production Group and Area Controller for Latin America. Before these corporate assignments, Mr. Angeli was the controller for the Schlumberger Information Systems and Well Completion & Productivity business segments. Mr. Angeli received his Bachelor of Economics degree from the University of Sydney and is a qualified Chartered Accountant. In Mr. Angeli’s role as Chief Financial Officer, he will oversee financial reporting, accounting, tax, treasury, risk management and financial planning & analysis, as well as lead the supply chain and information technology functions of NESR.

“I am excited to step into the Chief Financial Officer role at NESR and continue to support the Company execute its strategic plan, accelerate its growth, and deliver value for its shareholders. I look forward to partnering with the entire NESR team to build on the Company’s strong momentum and business fundamentals,” said Mr. Angeli.

Sherif Foda, Chairman and Chief Executive Officer, commented, “Stefan has a proven track record of results-driven leadership, strategic thinking and financial acumen. We look forward to benefiting from his leadership and expertise especially through the next super cycle. As NESR grows, matures, and takes on more complex projects, we believe Stefan’s established experience as senior level finance and in handling a wide variety of businesses will be very beneficial to NESR. I have previously worked with Stefan, and I am very happy to see him join the team. Additionally, I would like to thank Chris for the nearly three years that he dedicated to NESR and wish him all the best in his next role.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the benefits of our new chief financial officer, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

For inquiries regarding NESR, please contact:

Blake Gendron - VP Investor Relations & Business Development

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com

SOURCE: National Energy Services Reunited Corp

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